SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-53163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

REQUIRED INFORMATION

Items 1-3. The Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT
SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Baltimore County Savings Bank, FSB
Employees' Savings & Profit Sharing Plan
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of the Baltimore County Savings Bank, FSB Employees' Savings & Profit Sharing Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2007 audit was conducted for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the audit procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

Michael D. Sisk & Company, PC

Baltimore, Maryland
June 30, 2008

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS		
Investments, at fair value		
Mutual funds	$ 8,408,194	$ 8,238,869
Common/collective trust	1,712,117	1,548,328
BCSB Bankcorp, Inc. common stock	285,580	735,840
Participant loans receivable	178,290	131,533
	10,584,181	10,654,570
Other receivable	118	-
Cash – unallocated	16,469	15,699
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,600,768	$ 10,670,269

The Notes to Financial Statements are an integral part of these statements.

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS		
Additions to net assets attributed to:		
Investment income		
Net appreciation (depreciation) in fair value of investments	$ (591,098)	$ 604,257
Interest and dividends	624,114	490,979
	33,016	1,095,236
Contributions		
Employer	-	36,413
Participants	382,862	344,912
	382,862	381,325
Other income	5,988	-
Total additions	421,866	1,476,561
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	491,367	1,493,315
Total deductions	491,367	1,493,315
Net decrease	(69,501)	(16,754)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	10,670,269	10,687,023
End of year	$ 10,600,768	$ 10,670,269

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following brief description of Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution 401(k) plan providing for employee elective deferrals and matching Company contributions. Baltimore County Savings Bank, FSB (the Company or the Plan Sponsor) may also make discretionary contributions. Employees of the Company are eligible to participate in the Plan after attaining age 21 and completing 1,000 hours of service during the 12-month period following the employment date or during any subsequent Plan year. The Plan conforms with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions to the Plan can be made in the following ways:

a) Employee Salary Reduction: Each eligible employee may elect to defer up to 25% of compensation but not to exceed $15,500 for the year ended December 31, 2007. Catch-up contributions (through salary deferrals only) are also allowed, up to $1,000 per year (as indexed; $5,000 in 2007), if the participant has attained, or will attain, age 50 during the Plan year. Increases or decreases in the deferral percentages including complete suspension of deferrals may be made as of any time, with at least fifteen days written notice and will be effective as of the next payroll date.

b) Employer Matching Contributions: The Plan sponsor matched 50% of the first 8% of the salary reduction contributions by the participants through March 31, 2006. Effective April 1, 2006, the Company discontinued Employer Matching Contributions.

c) Discretionary Contributions: The Board of Directors of the Company may make a discretionary contribution which is to be allocated pro-rata based on compensation. Eligible participants are those employees who have completed 1,000 hours of service and who are either employed on the last day of the Plan year or who have retired, died, or become disabled during the Plan year.

d) Rollover Contributions: Rollovers from other employer retirement plans are permitted if rolled over within 60 days of receipt by the participant.

e) Forfeitures: Forfeitures are used to reduce future Company matching contributions.

Note 1. Description of the Plan (continued)

Vesting

The value of participants' salary reduction contributions are always fully vested. Full vesting of Company contributions occurs upon (i) death of the participant, (ii) total and permanent disability of the participant, or (iii) normal retirement of the participant. Vesting, otherwise, occurs based on the table below. A year of vesting service is a Plan year during which a participant has worked at least 1,000 hours. Unvested Company contributions in a terminated employee's account are used to reduce the Plan sponsor's matching contributions.

Years of Service	Percent Vested
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans

Participants may borrow from the Plan a minimum of $1,000, up to the lesser of $50,000 or 50% of the vested balance in their accounts. Interest on such borrowings and repayment schedules are determined by the Plan administrator. Generally, borrowings must be repaid to the Plan over a period not to exceed five years.

Allocation Provisions

Investments are re-valued and earnings allocated to participants each business day based on the quoted market price of the investments. Plan Sponsor's discretionary contributions, if any, are allocated to each eligible participant pro-rata based on compensation.

Compensation

A participant's total earnings as reported in box 1 of Form W-2, excluding fringe benefits, but including amounts contributed to the Plan and to any other arrangement which requires salary reduction.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan (continued)

Retirement Dates

The normal retirement date is the attainment of age 65, with no early retirement date specified.

Administrative Expenses

All significant administrative expenses of the Plan are paid by the Plan sponsor.

Investments

Investments are participant-directed in whole percentages, from a menu of mutual funds through The Charles Schwab Trust Company. Changes in investment elections for new contributions, and changes in money already in the Plan may be made at any time.

Investment options:

- Barclays Global Investor LifePath Income
- Barclays Global Investor LifePath 2010
- Barclays Global Investor LifePath 2020
- Barclays Global Investor LifePath 2030
- Barclays Global Investor LifePath 2040
- Vanguard GNMA Fund
- Western Asset Core Fund
- Van Kampen Comstock Fund
- Vanguard 500 Index Fund
- Janus Growth and Income Fund
- Oakmark Select Fund
- T. Rowe Price Mid-Cap Growth Fund
- Pennsylvania Mutual Fund
- Laudus International MarketMasters Fund
- MetLife Stable Value Fund
- BCSB Bancorp Common Stock

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan (continued)

Withdrawals

Withdrawals are permitted as follows:

a) Hardship Distributions: An eligible participant may withdraw his salary deferral contribution (not including earnings) for the following purposes:

   i) Deductible medical expenses
   ii) Purchase of a primary residence
   iii) Post-secondary education
   iv) Impending foreclosure/eviction

   Six-month suspension of salary deferral contribution is required. Exhaustion of other Plan sources is also required, including rollover contributions account, in-service withdrawals, age 59-1/2 withdrawals (see below) and loan capabilities. Approval of Plan Administrator is also required.

b) In-Service Distributions: Distribution from matching contributions account attributable to matching contributions made before January 1, 2002 is permitted prior to termination of employment if either: (i) the employee has been a participant for at least 60 months, or (ii) the matching contributions withdrawn have been on deposit in the Plan for at least two years.

c) Age 59-1/2 Distributions: A participant who has attained age 59-1/2 may withdraw all or any portion of his rollover contribution account, salary deferral contribution account, vested portion of his matching contribution account, or vested portion of his discretionary contributions account.

d) Rollover Distributions: A participant's rollover contribution account is available for withdrawal at any time (other than funds transferred from the money purchases pension plan).

Methods of Distributions

Benefits upon disability, retirement, or other termination of employment are paid as follows:

a) If the participant's vested benefit (all accounts) does not exceed $5,000, a cash lump sum payment is the only option available.

b) If the participant's vested benefit exceeds $5,000, the following options are available:

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan (continued)

Methods of Distribution (continued)

i) A lump sum payment (which may be made in cash or whole shares of Company stock, or a combination of both);

ii) Monthly, quarterly, semi-annual, or annual installments over a period not to exceed five years;

iii)Joint and 50% survivor annuity (or life annuity if participant is not married); prior pension account balance only, waiver available but only with spousal consent.

Note: Participants who (i) have vested accounts with a total exceeding $5,000 and (ii) have a prior pension account balance will be subject to automatic annuity options (in effect under prior money purchase pension plan) for the prior pension account balance merged into this Plan.

Timing of Distributions

Distribution upon retirement, death, disability, or other termination of employment, made as soon as practicable following the event.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting whereby contributions, investment income, and expenses are recognized in the period to which they relate rather than when received or paid. Benefits are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Fair values of investments are based on quoted market prices as determined by the Plan trustee.

Valuation of Investments

Money market funds are reported at cost, which approximates fair value. Mutual funds and BCSB Bankcorp, Inc. common stock are stated at fair value based on quoted market prices on the last business day of the Plan year. The shares of the mutual fund are valued at quoted market prices, which represent the net asset values of shares held by the Fund at year-end. Participant loans are valued at the unpaid principal balance, which approximates their fair value.

Note 2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3. Investments

The Plan's investments are held by The Charles Schwab Trust Company, an institutional trust company who serves as Trustee. All investment information disclosed in the accompanying financial statements and supplemental schedule, including investments held at December 31, 2007 and 2006, and net appreciation (depreciation) in fair value of investments, interest, dividends, and investment expenses for the year ended December 31, 2007 and 2006, were obtained or derived from information supplied to the Plan administrator.

During the year ended December 31, 2007 and 2006, the Plan's investments, including investments purchased, sold, as well as, held during the year appreciated (depreciated) as determined by quoted market prices by ($591,098) and $604,257 as follows:

	2007	2006
Years ended December 31, 2007 and 2006:		
Realized gains	$ 131,105	$ 334,168
Unrealized gains (losses)		
Mutual funds	(384,975)	112,005
Common/collective trust	67,709	64,124
BCSB Bankcorp, Inc. common stock	(404,937)	93,960
	$ (591,098)	$ 604,257

In addition to the above, the Plan's interest and dividend income for the Plan year ended December 31, 2007 and 2006 from all sources was $624,114 and $490,979.

NOTES TO FINANCIAL STATEMENTS

Note 3. Investments (continued)

The following table presents the fair value of investments as of December 31, 2007 and 2006. Investments that represent 5% or more of the fair value of the Plan's net assets have been separately identified and are marked with an "*".

	2007		2006	
Mutual funds:				
Barclays Global Investor LifePath Income	$ 16,139		$ 1,048	
Barclays Global Investor LifePath 2010	31,713		967	
Barclays Global Investor LifePath 2020	48,907		3,365	
Barclays Global Investor LifePath 2030	45,875		1,246	
Barclays Global Investor LifePath 2040	11,945		5,944	
Vanguard GNMA Fund	780,826	*	748,306	*
Western Asset Core Fund	995,768	*	1,044,133	*
Van Kampen Comstock Fund	1,025,348	*	1,084,811	*
Vanguard 500 Index Fund	1,439,342	*	1,395,907	*
Janus Growth and Income Fund	826,660	*	807,710	*
Oakmark Select Fund	711,769	*	924,917	*
T. Rowe Price Mid-Cap Growth Fund	1,112,135	*	956,228	*
Pennsylvania Mutual Fund	509,517	*	549,907	*
Laudus International MarketMasters Fund	852,250	*	714,380	*
Total mutual funds	8,408,194		8,238,869	
Common/collective trust:				
MetLife Stable Value Fund	1,712,117	*	1,548,328	*
Securities issued by Plan Sponsor:				
BCSB Bankcorp, Inc. common stock	285,580		735,840	*
Participant loans receivable – interest rates ranging from 5.00% to 9.25%	178,290		131,533	
Total investments	$ 10,584,181		$ 10,654,570	

Note 4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 5. Related Party Transactions

The Plan holds investments in the common stock of the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7. Plan Amendment

Effective June 1, 2007, the Company amended the Plan to reflect the following:

- The service requirement necessary to enter the Plan was reduced from 12 months of service to 3 months of service.

- Clarifying that all employees are eligible to participate, with the exception of the following classes of employees: (1) employees covered by a collective bargaining agreement, (2) temporary employees, (3) individuals considered "leased" employees, and (4) employees who are non-U.S. citizens residing in a foreign country.

- Adding (1) payments for burial or funeral expenses for a deceased parent, spouse, children or dependents and (2) expenses for the repair of damage to a participant's principal residence that would qualify for the casualty deduction under Section 165 of the Internal Revenue Code to conditions that qualify for hardship distributions.

- A reference to a recent change in the law which allows non-spouse beneficiaries to roll over Plan death benefits to an IRA.

Note 7. Plan Amendment (continued)

- General updates in cost of living increases applicable to the Plan.
- Updated language pertaining to the application of ERISA 404(c) to Plan investments.

SUPPLEMENTAL SCHEDULE

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2007

Schedule H, Form 5500
Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at Year End
EIN: 52-0791958
Plan No. 002

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Barclays Global Investor LifePath Income	Mutual Fund		$ 16,139
	Barclays Global Investor LifePath 2010	Mutual Fund		31,713
	Barclays Global Investor LifePath 2020	Mutual Fund		48,907
	Barclays Global Investor LifePath 2030	Mutual Fund		45,875
	Barclays Global Investor LifePath 2040	Mutual Fund		11,945
	Vanguard GNMA Fund	Mutual Fund		780,826
	Western Asset Core Fund	Mutual Fund		995,768
	Van Kampen Comstock Fund	Mutual Fund		1,025,348
	Vangaurd 500 Index Fund	Mutual Fund		1,439,342
	Janus Growth and Income Fund	Mutual Fund		826,660
	Oakmark Select Fund	Mutual Fund		711,769
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund		1,112,135
	Pennsylvania Mutual Fund	Mutual Fund		509,517
	Laudus International MarketMasters Fund	Mutual Fund		852,250
	MetLife Stable Value Fund	Common/Collective Trust		1,712,117
*	BCSB Bankcorp, Inc.	45,547 Shares of Common Stock		285,580
	Participant Loans	Interest rates ranging from 5.00% to 9.25%, terms ranging from 1 to 5 years	- 0 -	178,290
				$ 10,584,181

* Baltimore County Savings Bank, FSB is the sponsor of the Plan at December 31, 2007 - qualifies as an exempt party-in-interest transaction.

** Cost is not required for a participant-directed plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Baltimore County Savings Bank, F.S.B.
Employees' Savings & Profit Sharing Plan
and Trust

Date: June 30, 2008 By [signature]

David M. Meadows
Vice President and Corporate Secretary

US2008 331135.1

Exhibit 23.1 Auditor's Consent

MICHAEL D. SISK & COMPANY, PC
Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 333-53295) of BCBS Bancorp, Inc. of our report dated June 30, 2008, with respect to the financial statements of the Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2007, included in the form 11-K.

Michael D. Sisk

Michael D. Sisk & Company, PC
Baltimore, Maryland
June 30, 2008

END